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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Oakmont Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    68831P106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 General Counsel
                         Greywolf Capital Management LP
                        4 Manhattanville Road, Suite 201
                            Purchase, New York 10577
                                 (914) 249-7800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 14 Pages

                                       13D
===================
CUSIP No. 68831P106
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Partners II LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            -0-
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 14 Pages

                                       13D
===================
CUSIP No. 68831P106
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Overseas Fund
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            -0-
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 3 of 14 Pages

                                        13D
===================
CUSIP No. 68831P106
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Advisors LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            -0-
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 14 Pages

                                        13D
===================
CUSIP No. 68831P106
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf Capital Management LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            -0-
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 5 of 14 Pages

                                        13D
===================
CUSIP No. 68831P106
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Greywolf GP LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            -0-
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 6 of 14 Pages

                                       13D
===================
CUSIP No. 68831P106
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Jonathan Savitz
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 0 Shares, which is 0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            -0-
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 7 of 14 Pages

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on July 22, 2005 (collectively, with all amendments thereto, the "Schedule 13D").

         Preliminary Note: As part of its initial public offering, Oakmont Acquisition Corp. (the "Company") issued Units, each Unit consisting of one share of common stock, par value $0.0001 per share (the "Shares"), and two warrants, each warrant entitling the holder to purchase one Share (the "Warrants"). The initial Schedule 13D was filed with respect to Shares, which were deemed to include the Units. As the separation date for the Units has occurred, this Amendment No. 1 is being filed solely with respect to the Shares. For further information regarding the Warrants, see Item 6 of the initial
Schedule 13D.

Item 2.  Identity And Background
------   -----------------------

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

                  (i) Greywolf Capital Partners II LP, a Delaware limited partnership ("Greywolf Capital II"), with respect to the Shares held by it;

                  (ii) Greywolf Capital Overseas Fund, a Cayman Islands exempted company ("Greywolf Overseas"), with respect to the Shares held by it;

                  (iii) Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the "General Partner"), with respect to the Shares held by Greywolf Capital II;

                  (iv) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Overseas (the "Investment Manager"),with respect to the Shares held by Greywolf Overseas;

                  (v) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"),with respect to the Shares held by Greywolf Overseas; and

                  (vi) Jonathan Savitz, a United States citizen ("Savitz") and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by each of Greywolf Capital II and Greywolf Overseas.

         (b)      The address of the principal  business and principal office of
(i) all of the Reporting Persons other than Greywolf Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Overseas is 6 Front Street, Hamilton, HM11 Bermuda.

         (c) The principal business of each of Greywolf Capital II and Greywolf Overseas is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal


                               Page 8 of 14 Pages
business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Persons is set forth above.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      Greywolf Capital II and Greywolf Overseas
                  -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of Greywolf Capital II and Greywolf Overseas is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 10,575,166 Shares outstanding as of August 14, 2006 as reported by the Company in its Quarterly Report on Form 10-QSB for the period ended June 30, 2006 filed with the Securities and Exchange Commission on August 14, 2006.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by Greywolf Capital II and Greywolf Overseas in the past 60 days are set forth on Schedules A and B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Overseas reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e) As of August 10, 2006, the Reporting Persons, in aggregate, are the deemed beneficial owner of less than 5% of the outstanding Shares.


                               Page 9 of 14 Pages

         (b)      The General Partner, the Investment Manager and the Investment
                  --------------------------------------------------------------
                  Manager General Partner
                  -----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Overseas reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e) As of August 10, 2006, the Reporting Persons, in aggregate, are the deemed beneficial owner of less than 5% of the outstanding Shares.

         (c)      Savitz
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The
                           Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Overseas reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

                  (e) As of August 10, 2006, the Reporting Persons, in aggregate, are the deemed beneficial owner of less than 5% of the outstanding Shares.

         The Shares reported hereby for Greywolf Capital II are owned directly by Greywolf Capital II and those reported by Greywolf Overseas are owned directly by Greywolf Overseas. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as investment manager to Greywolf Overseas, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Overseas. The Investment Manager General Partner, as general partner of the


                              Page 10 of 14 Pages

Investment Manager, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Overseas. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares owned by Greywolf Capital II and Greywolf Overseas. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.






















                              Page 11 of 14 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2006


                            /s/ Michelle Lynd
                         ----------------------------------------
                         GREYWOLF ADVISORS LLC,
                         On its own behalf
                         And as the General Partner of
                         GREYWOLF CAPITAL PARTNERS II LP
                         By Michelle Lynd, Attorney-in-fact


                            /s/ Michelle Lynd
                         ----------------------------------------
                         GREYWOLF GP LLC
                         By Michelle Lynd, Attorney-in-fact


                            /s/ Michelle Lynd
                         ----------------------------------------
                         GREYWOLF CAPITAL MANAGEMENT LP,
                         On its own behalf
                         And as investment manager to
                         GREYWOLF CAPITAL OVERSEAS FUND
                         By Michelle Lynd, Attorney-in-fact


                            /s/ Michelle Lynd
                         -------------------------------------------
                         Michelle Lynd, as attorney-in-fact for Jonathan Savitz



         The Powers of Attorney executed by each of Greywolf Advisors LLC, Greywolf Capital Partners II LP, Greywolf GP LLC, Greywolf Capital Management LP, Greywolf Capital Overseas Fund and Jonathan Savitz, authorizing Michelle Lynd to sign and file this Schedule 13D on its or his behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on March 30, 2006, by such Reporting Persons with respect to the Common Stock of Globix Corporation, are hereby incorporated by reference.


                              Page 12 of 14 Pages

                                   SCHEDULE A
                                   ----------

                        GREYWOLF CAPITAL PARTNERS II, LP
                        --------------------------------


                                NO. OF SHARES                    PRICE
         TRADE DATE                  SOLD                     PER SHARE ($)
        ------------                ------                   --------------

           8/10/06                  35,000                       5.28
           8/17/06                  14,700                       5.33
           8/18/06                  90,300                       5.33























                              Page 13 of 14 Pages

                                   SCHEDULE B
                                   ----------

                         GREYWOLF CAPITAL OVERSEAS FUND
                         ------------------------------


                                NO. OF SHARES                    PRICE
         TRADE DATE                  SOLD                     PER SHARE ($)
        ------------                ------                   --------------

           8/10/06                  140,000                      5.28
           8/17/06                   58,800                      5.33
           8/18/06                  361,200                      5.33


























                              Page 14 of 14 Pages